SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

WGL HOLDINGS, INC.
WASHINGTON GAS LIGHT COMPANY
HAMPSHIRE GAS COMPANY
BRANDYWOOD ESTATES, INC.
CRAB RUN GAS COMPANY

WASHINGTON GAS RESOURCES CORP.
PRIMARY INVESTORS, LLC

File No. 70-9653

(Public Utility Holding Company Act of 1935)

) ) ) ) ) ) ) ) ) ) ) ) )	Certificate of Notification No. 3 Pursuant to Rule 24 Transactions During Period April 1, 2001 through June 30, 2001

TO THE SECURITIES AND EXCHANGE COMMISSION:

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and Securities and Exchange Commission Orders dated October 13, 2000 (HCAR No. 27253), November 13, 2000 (HCAR No. 27276), and May 24, 2001 (HCAR No. 27405). Those orders authorized financing transactions that are described more fully in the Form U-1 Application, filed March 31, 2000, as amended by Forms U-1/A Application/Declaration, filed on July 7, 2000, October 13, 2000, February 13, 2001, April 26, 2001, and May 22, 2001. This Certificate of Notification ("Certificate") provides financial information required by the aforementioned Orders covering the period April 1, 2001 through June 30, 2001. In addition, this Certificate includes certain information associated with the WGL Holdings Inc. (WGL Holdings) Money Pool and certain investments in consumer financing companies.

Confidential treatment is requested for the Company's response to certain information, pursuant to Rule 104(b). Instances in which the Company is requesting such confidential treatment is identified immediately before the Company's response:

(a)The sales of Common Stock by WGL Holdings and the purchase     price per share and the market price per share at the date of the agreement of sale:
  On June 26, 2001, WGL Holdings issued 1,790,000 shares of its common stock to the public through an underwritten public offering at a price of $26.73 per share, which was the closing market price of the shares on the date of the agreement for sale with the underwriters.

  On June 28, 2001, WGL Holdings issued 248,500 shares of its common stock to the public through an underwritten public offering at a price of $26.73 per share, which was the closing market price of the shares on the date of the agreement for sale within the underwriters.

  (b)The total number of shares of Common Stock issued or issuable under options granted during the quarter under any stock plan or otherwise.

  WGL Holdings issued shares of its common stock on vesting of certain restricted stock during the quarter as follows:

    April 3, 2001:                 200 shares
    May 1,  2001:                 650 shares
    June 1, 2001:              2,780 shares

  On April 17, 2001, WGL Holdings issued 13,055 shares of its common stock out of treasury shares pursuant to exercise of a stock option held by the surviving spouse of a deceased officer of the Company.

  (c)If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value of the company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

  During the period covered by this Certificate, no such Common Stock was issued by WGL Holdings or its subsidiaries.

  (d)The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity linked securities issued directly or indirectly during the quarter by WGL Holdings:

  During the period covered by this Certificate, no long-term debt, preferred stock or other forms of preferred or equity linked securities were issued directly or indirectly by WGL Holdings.

  (e)The amount and terms of any short-term debt issued by WGL Holdings or Washington Gas Light Company during the quarter:

  Confidential treatment for full response to this item is requested pursuant to Rule 104(b).

  (f)The name of the guarantor and the beneficiary of any WGL Holdings guarantee or Nonutility Subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (g)The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (h)The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

(i)The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (j)A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

  None.

  (k)Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

  See SEC Form 10-Q for the quarter ended June 30, 2001, which was filed on August 14, 2001 by WGL Holdings and Washington Gas Light Company as co-registrants. That SEC Form 10-Q contains the consolidated balance sheets of WGL Holdings and Washington Gas Light Company, and is incorporated herein by reference.

  Confidential treatment for the portion of this response applicable to the jurisdictional financings by nonutility subsidiary companies is requested pursuant to Rule 104(b).

  (l)Formation of new or investments in existing Intermediate or Financing subsidiaries:

    Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).
SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                            WGL Holdings, Inc.

                                                                                    By: /s/ Robert E. Tuoriniemi
                                                                                            Robert E. Tuoriniemi
                                                                                                    Controller

Date: August 29, 2001